SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No fee required)

For the fiscal year ended: December 31, 2003

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No fee required)

For the transition period from ________to ________

Commission file number: 0-23322

A	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Cascade Bancorp Employees’ 401(k) Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cascade Bancorp
1100 N.W. Wall Street
Bend, Oregon  97701

REQUIRED INFORMATION

ITEM 1.	FINANCIAL STATEMENTS AND SCHEDULES

These statements and schedules are listed below in the Table of Contents.

ITEM 2.	EXHIBITS

	23.1	Consent of Symonds, Evans & Company, P.C
	99.1	Certification of Executive Vice President/Human Resources

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CASCADE BANCORP
EMPLOYEES’ 401(k) PROFIT SHARING PLAN

(Name of Plan)

Date: June 30, 2004	By:	/s/ PATRICIA L. MOSS

Cascade Bancorp Plan Administrator

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL SCHEDULE

Years ended December 31, 2003 and 2002

SYMONDS, EVANS & COMPANY, P. C.
 CERTIFIED PUBLIC ACCOUNTANTS

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

INDEX TO FINANCIAL STATEMENTS
AND
SUPPLEMENTAL SCHEDULE

Years ended December 31, 2003 and 2002

REPORT OF INDEPENDENT AUDITORS

To the Trustees of the
Cascade Bancorp Employees’
401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Cascade Bancorp Employees’ 401(k) Profit Sharing Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Cascade Bancorp Employees’ 401(k) Profit Sharing Plan as of December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) referred to as “supplemental information” is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental information is the responsibility of the Plan’s management.  The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Portland, Oregon
May 12, 2004

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2003 and 2002

	2003	2002

ASSETS
Investments:
Corporate common stock – Cascade Bancorp Stock Fund	$1,859,906	$1,291,775
Shares of registered investment companies:
Massachusetts Investors Trust	721,999	642,381
Massachusetts Investors Growth Stock Fund	718,802	542,435
MFS Mid-Cap Growth Fund	555,799	289,439
MFS Value Fund	553,563	318,386
MFS Utilities Fund	534,025	372,371
MFS Research International Fund	527,945	325,091
Davis New York Venture Fund	428,532	132,044
MFS Total Return Fund	390,876	201,943
State Street Research Aurora Fund	374,658	92,176
MFS Bond Fund	289,928	157,904
MFS New Discovery Fund	255,179	180,940
MFS Money Market Fund	242,290	251,428
MFS Mid-Cap Value Fund	126,396	55,011
MFS Conservative Allocation Fund	64,003	40,207
MFS Moderate Allocation Fund	25,373	14,962
MFS Aggressive Growth Allocation Fund	18,037	—
MFS Growth Allocation Fund	9,717	706
Participant notes receivable	14,099	2,000

Total investments	7,711,127	4,911,199
Receivables:
Employer matching contribution	425,190	392,355
Employer profit sharing contribution	347,600	220,163
Participant contributions	254,465	233,455

Total receivables	1,027,255	845,973

Total assets	8,738,382	5,757,172
LIABILITIES
Trustee and administrative fees payable	—	10,265
Excess contributions payable	—	16,171

Total liabilities	—	26,436

Net assets available for benefits	$8,738,382	$5,730,736

See accompanying notes.

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years ended December 31, 2003 and 2002

	2003	2002

	Participant directed	Participant directed	Non- participant directed	Total

Additions to net assets attributed to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$1,687,334	$(1,098,547)	$133,349	$(965,198)
Interest and dividends	46,872	38,350	5,331	43,681

	1,734,206	(1,060,197)	138,680	(921,517)
Contributions:
Participant	795,335	725,754	—	725,754
Employer	783,055	612,518	—	612,518
Participant rollovers	27,330	9,006	—	9,006

	1,605,720	1,347,278	—	1,347,278

Total additions	3,339,926	287,081	138,680	425,761
Deductions from net assets attributed to:
Benefits paid to participants	326,091	206,357	2,465	208,822
Trustee and administrative expenses	6,189	14,067	—	14,067

Total deductions	332,280	220,424	2,465	222,889
Transfer from non-participant directed to participant directed	—	1,104,914	(1,104,914)	—

Net increase (decrease)	3,007,646	1,171,571	(968,699)	202,872
Net assets available for benefits:
Beginning of year	5,730,736	4,559,165	968,699	5,527,864

End of year	$8,738,382	$5,730,736	$—	$5,730,736

See accompanying notes.

CASCADE BANCORP EMPLOYEES’
401(K) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2003

1.	Description of the Plan

The following description of the Cascade Bancorp Employees’ 401(k) Profit Sharing Plan (the Plan) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General:  The Plan is a defined contribution plan and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).  The Plan covers substantially all employees of Cascade Bancorp and its subsidiary, Bank of the Cascades (collectively, “the Employer”), who have completed six months of service and are at least 18 years of age.

State Street Bank (State Street) is the custodian for the Plan’s investments (except for the Cascade Bancorp Stock Fund).  Raymond James Financial Services, Inc. (Raymond James) was the custodian for the Plan’s investment in the Cascade Bancorp Stock Fund from January 1, 2002 through March 31, 2002.  Reliance Trust Co. (Reliance) was the custodian for the Plan’s investments in the Cascade Bancorp Stock Fund from April 1, 2002 through December 31, 2003.  State Street, Raymond James, and Reliance are collectively referred to as “the Custodians.”  National Associates, Inc. N.W. (National) and MFS Retirement Services, Inc. (MFS) provide plan administrative services.  National and MFS are collectively referred to as “the Plan Administrator.”

Contributions:  Each participant may elect to contribute to the Plan a portion of his or her total annual compensation and defer certain profit sharing amounts up to the maximum allowed under the Internal Revenue Code (the IRC).  Such contributions are withheld from compensation as payroll deductions and are paid to the Plan by the Employer.  At the Employer’s discretion, the Employer may make matching and/or profit sharing contributions up to the maximum allowed under the IRC.  Participants must be employed on the last day of the Plan year and meet all other eligibility requirements to receive their share of the Employer’s contributions for that respective year.  For the years ended December 31, 2003 and 2002, the Employer approved matching contributions aggregating $425,190 and $392,355, respectively, which represented one dollar for every one dollar contributed by each participant up to a maximum Employer contribution of 6% of the participant’s compensation.  In addition, the Employer approved discretionary non-elective profit sharing contributions of $347,600 and $220,163 to the Plan for the years ended December 31, 2003 and 2002, respectively.

As of December 31, 2002, the Plan owed $16,171 to certain participants for employee contributions that were made in excess of IRC limitations.

CASCADE BANCORP EMPLOYEES’
401(K) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2003

1.	Description of the Plan (continued)

Participants’ accounts:  A separate account is maintained for each participant of the Plan.  Each participant’s account is credited (charged) with the participant’s contributions and allocations of (a) the Employer’s matching contributions, (b) the Employer’s profit sharing contributions, (c) the Plan’s net earnings (losses), and (d) forfeitures of terminated participants’ nonvested accounts.

A participant’s share of the Employer’s matching and/or profit sharing contributions is allocated based upon the participant’s proportionate share of the total compensation paid during the year to all participants in the Plan.  Earnings (losses) for each investment fund are allocated to the participant accounts based on the participant’s account balance as compared to the related fund’s total balance.  All forfeitures are allocated as if the forfeitures were additional non-elective discretionary contributions from the Employer.  Such forfeitures were approximately $36,000 and $21,000 for the years ended December 31, 2003 and 2002, respectively.  The benefit to which the participant is entitled is the vested portion of the participant’s account.

Vesting:  Participants are immediately vested in their elective contributions, all rollovers from other qualified plans, and the actual earnings (losses) on these contributions and rollovers.  These amounts cannot be forfeited for any reason.  Vesting in the participants’ share of the Employer’s contributions and the actual earnings (losses) thereon is based on years of credited service, as follows:

Years of credited service	Vesting percentage

Less than 2	None
2	20%
3	40%
4	70%
5 or more	100%

Participants earn one year of credited service for each 12 consecutive month period in which the participant is credited with 1,000 hours of service, as defined by the Plan.

CASCADE BANCORP EMPLOYEES’
401(K) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2003

1.	Description of the Plan (continued)

In addition, upon death, disability, or retirement at age 65 or older, participants become fully vested in their share of the Employer’s contributions and the actual earnings or losses thereon.

Participant notes receivable:  In certain cases of financial hardship, participants may elect to borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the vested total of their account balance, reduced by their highest outstanding loan balance in the preceding 12 months.  Notes receivable transactions are treated as transfers to (from) the applicable investment fund from (to) the participant notes receivable fund.  Participant borrowings are evidenced by notes and are secured by 50% of the total vested balance in the participant’s account.  The notes receivable generally are repayable over a maximum of five years and bear interest at a rate commensurate with local prevailing rates as determined monthly by the Plan administrator which is fixed at the time of the note.  Principal and interest payments are paid ratably through payroll deductions or, for terminated employees, monthly or quarterly.  The interest rates on participant notes receivable outstanding at December 31, 2003 ranged from 5.00% to 5.75%.

Payment of benefits:  Upon retirement, death, disability, or separation of service, participants may elect to receive part or all of the balance in their accounts in accordance with the appropriate provisions of the IRC and applicable state laws.  Also, hardship withdrawals of participants’ contributions are allowed under certain circumstances as described in the Plan document.

Administrative expenses: At the Employer’s discretion, certain expenses of the Plan have been paid directly by the Employer; other administrative expenses have been paid by the Plan.

2.	Summary of significant accounting policies

Basis of accounting:  The accompanying financial statements and supplemental schedule have been prepared on the accrual basis of accounting.  The preparation of financial statements and supplemental schedules in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

CASCADE BANCORP EMPLOYEES’
401(K) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2003

2.	Summary of significant accounting policies (continued)

Investment valuation:  The Plan’s investments in Cascade Bancorp common stock and shares of registered investment companies are stated at fair value.  The fair value of investments in Cascade Bancorp common stock is based on quoted market prices.  The fair value of shares of registered investment companies is based on the market value of the underlying investments, as determined by the respective fund manager.  Participant notes receivable are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis.

The Plan invests in various investment funds.  Investment funds are exposed to certain risks such as interest rate, market, and credit risks.  Due to the level of risk associated with these investment funds, it is at least reasonably possible that changes in the values of investment funds will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Income recognition:  Contributions from the participants are accrued in the period in which they are deducted from wages in accordance with compensation deferral agreements.  Employer matching contributions are accrued as earned by the participants.  Employer profit sharing contributions are accrued in the period in which they are approved by the Employer’s Board of Directors.

The change in fair value of the Plan’s investments from one year to the next is recorded as net appreciation (depreciation) in fair value of investments in the accompanying statements of changes in net assets available for benefits.  Net appreciation (depreciation) in fair value of investments also includes realized gains and losses on such investments during the year.

Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of benefits: Benefits are recorded when paid.

CASCADE BANCORP EMPLOYEES’
401(K) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2003

3.	Investments

Prior to April 1, 2002, the Employer directed the investment of the Employer’s profit sharing contributions and related earnings (losses) on these contributions, and participants directed the investment of all employee contributions, the Employer’s matching contributions, and related earnings (losses) on these contributions.  Effective April 1, 2002, all existing participant account balances and all future contributions to the Plan became participant directed.

The Plan’s investments are held in the following funds:

Cascade Bancorp Stock Fund – This fund is comprised of Cascade Bancorp common stock.

Massachusetts Investors Trust – This fund seeks long-term growth of capital with a secondary objective to seek reasonable current income by investing in companies that the fund manager believes have sustainable growth prospects and attractive valuations, based on current and expected earnings or cash flow.

Massachusetts Investors Growth Stock Fund – This fund seeks long-term growth of capital and future income by investing in stocks of companies that the fund manager believes have better than average prospects for long-term growth.

MFS Mid-Cap Growth Fund – This fund invests in companies with medium market capitalization that the fund manager believes have above-average growth potential.

MFS Value Fund – This fund seeks capital appreciation and reasonable income by investing in income-producing equity securities of companies that the fund manager believes are undervalued in the market relative to their long-term potential.

MFS Utilities Fund – This fund seeks capital growth and current income above that available from a portfolio invested entirely in equity securities by investing in equity and debt securities of domestic and foreign companies in the utilities industry.

MFS Research International Fund – This fund seeks capital appreciation by investing in foreign companies.

CASCADE BANCORP EMPLOYEES’
401(K) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2003

3.	Investments (continued)

Davis New York Venture Fund – This fund invests primarily in common stocks of domestic companies with market capitalizations of at least $5 billion which the fund manager believes have better than average prospects for capital growth.

MFS Total Return Fund – This fund seeks income above that available from a portfolio invested entirely in equity securities and a reasonable opportunity for growth of capital by investing in equity and debt securities of domestic companies.

State Street Research Aurora Fund – This fund seeks to enhance shareholder value by investing primarily in small-capitalization stocks which the fund manager believes to be undervalued.

MFS Bond Fund – This fund seeks to provide a high level of current income and to protect shareholders’ capital by investing in fixed income securities.

MFS New Discovery Fund – This fund seeks capital appreciation by investing in companies which the fund manager believes to have earnings growth that is expected to accelerate because of special factors, such as rejuvenated management, new products, changes in consumer demand, or basic changes in the economic environment.

MFS Money Market Fund – This fund seeks high current income consistent with the preservation of capital and liquidity.

MFS Mid-Cap Value Fund – This fund seeks capital appreciation by investing in common stocks and related securities of companies with medium market capitalizations which the fund manager believes are undervalued in the market relative to their long-term potential.

MFS Conservative Allocation Fund – This fund seeks current income with a secondary objective of long-term growth by allocating its assets among other MFS mutual funds which invest in stocks, bonds, and cash.

CASCADE BANCORP EMPLOYEES’
401(K) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2003

3.	Investments (continued)

MFS Moderate Allocation Fund – This fund seeks long-term growth and current income by allocating its assets among other MFS mutual funds which invest in stocks, bonds, and cash.

MFS Aggressive Growth Allocation Fund – This fund seeks long-term growth of capital by allocating its assets among other MFS mutual funds which invest in the common stock of domestic and international corporations.

MFS Growth Allocation Fund – This fund seeks long-term growth of capital by allocating its assets among other MFS mutual funds which invest in stocks, bonds, and cash.

During the years ended December 31, 2003 and 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

	2003	2002

Shares of registered investment companies	$1,159,539	$(1,221,938)
Corporate common stock	527,795	256,740

	$1,687,334	$(965,198)

4.	Related party transactions

The majority of the Plan’s investments are invested in funds managed by MFS.  A portion of investments are also invested in the common stock of the Employer and in funds managed by State Street.  Consequently, transactions involving all of these investments qualify as party-in-interest transactions.

In addition, the Employer is the sponsor of the Plan, and the Plan’s trustees are participants in the Plan.

CASCADE BANCORP EMPLOYEES’
401(K) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2003

5.	Plan termination and amendment

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.  In the event of the Plan’s termination, participants would become fully vested in their accounts.  Additionally, the Employer has the authority to amend the Plan at its discretion, except that no funds can revert from the Plan to the Employer.

6.	Income tax status

The Internal Revenue Service has determined and informed the Employer by a letter dated May 28, 1992, that the Plan and related trust are designed in accordance with the applicable sections of the IRC.  Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s legal counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.  Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of December 31, 2003 and 2002.  Consequently, no provision for income taxes has been included in the accompanying financial statements.

7.	Reconciliation of financial statements to the Form 5500

The following is a reconciliation of net assets available for benefits according to the financial statements to the Form 5500 as of December 31, 2003 and 2002:

	2003	2002

Net assets available for benefits according to the financial statements	$8,738,382	$5,730,736
Participant contributions receivable not recorded on the Form 5500	(230,358)	(211,297)
Trustee and administrative fees payable not recorded on the Form 5500	—	10,265
Excess contributions payable not recorded on the Form 5500	—	16,171
Other	(36,027)	(24,013)

Net assets available for benefits according to the Form 5500	$8,471,997	$5,521,862

CASCADE BANCORP EMPLOYEES’
401(K) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2003

7.	Reconciliation of financial statements to the Form 5500 (continued)

The following are reconciliations of total investment income (loss), total contributions, benefits paid to participants, and trustee and administrative expenses according to the financial statements to the Form 5500 for the years ended December 31, 2003 and 2002:

	2003	2002

Total investment income (loss) according to the financial statements	$1,734,206	$(921,517)
Other	94	(7,292)

Total investment income (loss) according to the Form 5500	$1,734,300	$(928,809)

Total contributions according to the financial statements	$1,605,720	$1,347,278
Contributions recorded (not recorded) on the Form 5500, net	(26,547)	20,531

Total contributions according to the Form 5500	$1,579,173	$1,367,809

Benefits paid to participants according to the financial statements	$326,091	$208,822
Amounts allocated to withdrawing participants at beginning of year	(2,791)	(9,569)
Other	33,849	24,404

Benefits paid to participants according to the Form 5500	$357,149	$223,657

Trustee and administrative expenses according to the financial statements	$6,189	$14,067
Trustee and administrative fees payable not recorded on the Form 5500	—	(10,265)

Trustee fees according to the Form 5500	$6,189	$3,802

CASCADE BANCORP EMPLOYEES’
401(K) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2003

7.	Reconciliation of financial statements to the Form 5500 (continued)

Participant contributions are recorded on the Form 5500 under the cash basis of accounting.  Contributions made in excess of IRS limits are included in current year contributions on the Form 5500.  Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.  Trustee and administrative fees are recorded on the Form 5500 under the cash basis of accounting.

8.	Subsequent events

In January 2004, the Employer completed its acquisition of Community Bank of Grants Pass (CBGP).  In conjunction with this acquisition, effective January 1, 2004, all existing employees of CBGP who met the Plan’s eligibility requirements (based on prior service with CBGP) became participants in the Plan.

In February 2004, MFS Investment Management (MFS Investment) settled administrative proceedings with the Securities and Exchange Commission for violating federal securities laws by allowing widespread market timing trading in certain MFS Investment mutual funds in contravention of those funds’ public disclosures.  Under terms of the settlement, MFS Investment was required to pay $225 million in fines and restitution.  Subsequently, a separate class action lawsuit was initiated against MFS Investment related to the above market timing issues.  Certain of the above issues involved specific mutual funds in which the Plan is invested.  Management of the Plan does not believe that any of the above issues will have a significant effect on the investments in mutual funds included in the accompanying financial statements.  However, at the present time, the final outcome of such matters – and their potential effect on the Plan’s investments – cannot be determined.

SUPPLEMENTAL SCHEDULE

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

SCHEDULE H, Line 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN:  93-0658404
PLAN:  001

December 31, 2003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value

*	Cascade Bancorp	Cascade Bancorp Stock Fund (117,307.977 units)	**	$1,859,906
*	MFS Retirement Services, Inc.	Massachusetts Investors Trust (46,222.721 units)	**	721,999
*	MFS Retirement Services, Inc.	Massachusetts Investors Growth Stock Fund (63,498.399 units)	**	718,802
*	MFS Retirement Services, Inc.	MFS Mid-Cap Growth Fund (71,165.044 units)	**	555,799
*	MFS Retirement Services, Inc.	MFS Value Fund (27,215.494 units)	**	553,563
*	MFS Retirement Services, Inc.	MFS Utilities Fund (62,240.707 units)	**	534,025
*	MFS Retirement Services, Inc.	MFS Research International Fund (38,368.092 units)	**	527,945
	Davis Funds	Davis New York Venture Fund (15,471.650 units)	**	428,532
*	MFS Retirement Services, Inc.	MFS Total Return Fund (25,885.836 units)	**	390,876
*	State Street Bank	State Street Research Aurora Fund (9,703.650 units)	**	374,658
*	MFS Retirement Services, Inc.	MFS Bond Fund (22,131.903 units)	**	289,928
*	MFS Retirement Services, Inc.	MFS New Discovery Fund (16,624.047 units)	**	255,179
*	MFS Retirement Services, Inc.	MFS Money Market Fund (242,290.000 units)	**	242,290
*	MFS Retirement Services, Inc.	MFS Mid-Cap Value Fund (10,276.071 units)	**	126,396

*          A Party-in-interest as defined by ERISA.
**        Cost omitted for participant directed investments

See accompanying notes.

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

SCHEDULE H, Line 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR) (continued)
EIN:  93-0658404
PLAN:  001

December 31, 2003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value

*	MFS Retirement Services, Inc.	MFS Conservative Allocation Fund (5,915.275 units)	**	$64,003
*	MFS Retirement Services, Inc.	MFS Moderate Allocation Fund (2,243.416 units)	**	25,373
*	MFS Retirement Services, Inc.	MFS Aggressive Growth Allocation Fund (1,529.847 units)	**	18,037
*	MFS Retirement Services, Inc.	MFS Growth Allocation Fund (831.258 units)	**	9,717
*	Participant loans	Interest fixed at prime lending rate plus 1.00% at time of borrowing (5.00% - 5.75%)	—	14,099

		Total investments		$7,711,127

*          A Party-in-interest as defined by ERISA.
**        Cost omitted for participant directed investments

See accompanying notes.